UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70262

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: .Passfolio Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1390 Market Street, Suite 200
(No. and Street)

San Francisco (City) CA (State) 94102 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender (Name) 646.290.7248 (Area Code – Telephone Number) sbender@modernrs.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue (Address) Northridge (City) CA (State) 91324 (Zip Code)

October 16, 2018 (Date of Registration with PCAOB)(if applicable) 6517 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ~~xxxxxxxxxxxxxxx~~ Meredith Geldhauser Meredith Willis Geldhauser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Passfolio Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Orange

Provided Georgia DRIVER LICENSE

Signature: Meredith Willis Geldhauser 03/29/2022

Title:
CEO, CCO Meredith Willis Geldhauser

Notary Public
Matthew K. Howard Online Notary

Notarized online using audio-video communication

NOTARY PUBLIC STATE OF FLORIDA
MATTHEW K. HOWARD
Notary Public - State of Florida
Commission # HH 192467
Expires on October 28, 2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Passfolio Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Passfolio Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 25, 2022

PASSFOLIO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	336,769
Clearing deposit		100,000
Prepaid expenses and other assets		26,102
TOTAL ASSETS	**$**	**462,871**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker	$	60,518
Accounts payable and accrued liabilities		8,022
Total liabilities		**68,540**
Commitments and Contingent Liabilities		-
Member's equity		**394,331**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**462,871**

The accompanying notes are an integral part of this financial statement.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Passfolio Securities, LLC (the "Company") was organized in the State of Delaware on November 7, 2018. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 27, 2019.

The Company is a wholly owned subsidiary of Panchain, Inc. ("Parent" or "Member").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, there has not been any proposed adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. The inter-company payable was contributed to equity as a forgiveness of debt. At December 31, 2021 the Company had an intercompany payable to the Parent of $0.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 4: COMMITMENTS & CONTINGENCIES (continued)

The Company has had operating losses and negative cash flows from operations since inception, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency .

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $368,229 which was $363,229 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($68,540) to net capital was 0.19 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement with DriveWealth, LLC ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2021 was $100,000.

Note 8: PAYABLE TO CLEARING BROKER

The Company has a brokerage agreement with DriveWealth, LLC ("Clearing Broker") to carry is account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers accounts. Payable to the Clearing Broker at December 31, 2021 was $64,203.

Note 9: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established for Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.